Exhibit 4.33

Mitel Networks 350 Legget Drive P.O. Box 13089 Ottawa, Ontario Canada K2K 2W7 Telephone: 613 592-2122
December 2, 2003
Ron Wellard,
4 Beamish Cr.,
Kanata, Ontario
Dear Ron,
Mitel Networks Corporation is pleased to offer you full-time employment, commencing on December 15, 2003. Your position with us will be Vice President, Research and Development, and you will report to Paul Butcher, Chief Operating Officer, Mitel Networks Corporation.
Your annualized base compensation will be $238,000, which includes an $8,000 car allowance. Your compensation will be reviewed each year in line with the common salary review program for all employees. In this position, you will not be eligible for overtime.
You will have the opportunity to participate in our Employee Stock Option Plan upon signing. The company will be recommending to the Compensation Committee of the Board of Directors that an option for 175,000 common shares be granted to you. The option will be effective on the date of approval of the compensation Committee and the share price will be the share price in effect on the date of approval. This option will exist while you are an Employee at Mitel Networks Corporation and will be subject to all other items in the plan including exercise period and method of payment.
One of the advantages of working at Mitel is having access to an employee benefits program that is designed to meet your specific needs for health, dental care, and insurance coverage, a program that can be changed each year to reflect your evolving lifestyle, family situation and benefit priorities. Mitel will provide you with a Flexible Benefit Package. Complete information will be provided to you on your start date and during your orientation with the Company. This is just one of the many benefits that are available to you as an employee at Mitel Networks. For more information on our other benefits, please visit our web site at www.Mitel.com.

Your vacation will be accrued at a rate of 5.77 hours per pay period, or four (4) weeks per year.
You will be required to sign the Mitel “Intellectual Property Rights & Confidentiality Agreement” form as a condition of employment. A copy of this form is enclosed for your review. You will be required to sign an original form on your first day.
To indicate your acceptance of our offer of employment, please sign the bottom of this letter and return it to Human Resources. A copy of this letter is enclosed for your records.
We look forward to welcoming you to our team as you pursue your career with Mitel Networks. If you have any question about this letter or the enclosed materials, please feel free to contact us.

Yours truly,

/s/ Paul Butcher	/s/ Kathy Enright

Paul Butcher,	Kathy Enright,
Chief Operating Officer,	Head of Global Human Resources,
Mitel Networks Corporation	Mitel Networks Corporation
I accept the offer of employment with Mitel Networks, upon the terms and conditions set out in this letter.

/s/ Ron Wellard	Dec 15/03

Accepted	Date

ATTACHMENT A

Objectives:	Mitel Networks Corporation (“Mitel”) wishes to retain the executives it requires to achieve its projected targets by treating its executives in a fair and equitable manner, with due consideration to competitive practices.

Policy Statement:	Upon dismissal of an executive by the Corporation for reason other than for cause, the Corporation will continue the payment of the base salary of the executive for a period of twelve (12) months, from the termination date, the whole less requisite source deductions. Should alternate employment commence during the twelve (12) month period, the Corporation agrees to pay to the executive, a lump sum payment equal to 50% of the base salary which would have been paid for the remainder of the twelve (12) month period, less requisite source deductions. With the exception of LTD and Business Accident Travel Insurance, Mitel will continue the life insurance and medical/dental coverage the executive had prior to termination, until the end of the twelve month period or the date of employment of the executive by another firm, whichever comes first.

As used herein, “cause” shall mean gross misconduct or substantial negligence by the executive in performing his duties, the commission by the executive of an act of theft, dishonesty, embezzlement or vandalism against the Corporation or the conviction of the executive for a criminal offence for which the executive is sentenced by a court of competent jurisdiction or incarceration.

Note:	If the employment of the executive is so terminated for cause, the executive shall continue to accrue and receive his said salary and benefits through to the date of termination and no more.

Dated December 8, 2006
/s/ Ron Wellard
Ron Wellard